Exhibit 99.1
PRESS RELEASE
Stock Market Symbols
GIB (NYSE)
GIB.A (TSX)
CGI Announces Commencement of Tender Offer for all Outstanding Shares of Stanley, Inc.
Fairfax, Virginia, May 20, 2010 — CGI Group Inc. (NYSE: GIB; TSX: GIB.A), a leading provider of information technology and business processing services, is announcing today a tender offer for all of the outstanding shares of common stock of Stanley, Inc. (“Stanley”) (NYSE: SXE) for $37.50 per share, net to the seller in cash, without interest and less any required withholding taxes. The tender offer is being made pursuant to an Offer to Purchase, dated May 20, 2010, and in connection with the previously announced Agreement and Plan of Merger, dated May 6, 2010 (the “Merger Agreement”), among Stanley, CGI Group Inc., CGI Federal Inc. and CGI Fairfax Corporation.
The tender offer will expire on Thursday, June 17, 2010 at midnight, New York City time, unless the offer is extended. The tender offer is subject to conditions set forth in the Merger Agreement, including, without limitation, regulatory approvals including Hart-Scott-Rodino and Exon-Florio and there being validly tendered and not withdrawn prior to the expiration of the tender offer, at least a majority of the outstanding shares of common stock of Stanley, calculated on a fully diluted basis.
Today, CGI will file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO, containing the Offer to Purchase, form of Letter of Transmittal and related tender offer documents, setting forth in detail the terms and conditions of the tender offer. Stanley will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 setting forth in detail, among other things, the recommendation of Stanley’s Board of Directors that Stanley stockholders accept the tender offer and tender their shares to CGI pursuant to the tender offer. As previously disclosed, Stanley’s Board of Directors has unanimously approved the transaction.
The Depositary and Paying Agent for the tender offer is Computershare Investor Services Inc., c/o Corporate Actions, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Canada. The Dealer Manager for the tender offer is Deutsche Bank Securities Inc., Mailstop: NYC60-4515, Attention: Rama Ramabadran, 60 Wall Street, New York, New York 10005. The Information Agent for the tender offer is Laurel Hill Advisory Group, 100 Wall Street, 22nd Floor, New York, New York 10005.
Forward-looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute forward-looking statements and constitute forward-looking information within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: uncertainties as to the timing of the tender offer and the merger; uncertainties as to how many of the Stanley stockholders will tender their shares in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including regulatory approvals; the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly evolving IT industry; general economic and business conditions; foreign exchange and other risks identified in the press release, in CGI’s Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), CGI’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information.
Important Additional Information
This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Stanley. The tender offer is being made pursuant to a Tender Offer Statement on Schedule TO, containing an offer to purchase, form of letter of transmittal and related tender offer documents, to be filed by CGI with the SEC on May 20, 2010. Stanley will file a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer with the SEC. These documents, as they may be amended from time to time, contain important information about the tender offer and Stanley stockholders are urged to read them carefully before any decision is made with respect to the tender offer. The tender offer materials may be obtained at no charge by directing a request by mail to Laurel Hill Advisory Group, 100 Wall Street, 22nd floor, New York, New York 10005 or by calling toll-free at (888) 742-1305, and may also be obtained at no charge at the website maintained by the SEC at www.sec.gov.
About CGI
Founded in 1976, CGI Group Inc. is one of the largest independent information technology and business process services firms in the world. CGI and its affiliated companies employ approximately 26,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in the United States, Canada, Europe and Asia Pacific as well as from centers of excellence in North America, Europe and India. As at March 31, 2010, CGI’s order backlog was $11.4 billion. CGI shares are listed on the NYSE (GIB) and the TSX (GIB.A) and are included in both, the Dow Jones Sustainability World Index and the FTSE4Good Index. Website: www.cgi.com.

For more information:
Investors and financial media
Lorne Gorber
Vice-President, Global Communications and
Investor Relations
CGI
514-841-3355
lorne.gorber@cgi.com
Other Media
Linda Odorisio
Vice-President, U.S. Communications
CGI
703-267-8118
linda.odorisio@cgi.com

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